COMMENTS RECEIVED ON SEPTEMBER 29, 2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Advisor Series Short-Term Credit Fund

Fidelity Series Government Money Market Fund

Fidelity Series Investment Grade Bond Fund

Fidelity Series Short-Term Credit Fund

POST-EFFECTIVE AMENDMENT NO. 381

All Funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain whether the waiver is subject to recoupment and if so, please disclose. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

Also, we direct the Staff to the following disclosure in “Fund Management – Advisory Fees”:

“From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

Reimbursement or waiver arrangements can decrease expenses and boost performance.”

Fidelity Advisor Series Short-Term Credit Fund, Fidelity Series Short-Term Credit Fund, and Fidelity Series Investment Grade Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we provide appropriate risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current risk disclosure is appropriate.

Fidelity Series Investment Grade Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

The fund believes that the risks associated with investing in derivatives are described in “Issuer-Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity Advisor Series Short-Term Credit Fund, Fidelity Series Short-Term Credit Fund, and Fidelity Series Investment Grade Bond Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

Fidelity Advisor Series Short-Term Credit Fund and Fidelity Series Short-Term Credit Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition, the fund normally maintains a dollar-weighted average maturity of three years or less. As of August 31, 2017, the fund's dollar-weighted average maturity was approximately [__] years and the index's dollar-weighted average maturity was approximately [__] years. In determining a security's maturity for purposes of calculating the fund's average maturity, an estimate of the average time for its principal to be paid may be used. This can be substantially shorter than its stated maturity.”

C:

The Staff questions why it is appropriate to use each fund’s average maturity time for its principal to be paid rather than the actual time for the principal to be paid due to the funds names.

R:

The fund follows the requirements set forth by the SEC and its staff in calculating average maturity. See, e.g., Instructions to Item 63 of Form N−SAR. Under these standards, a fund is required to take into account the effect of maturity−shortening devices for a security in certain circumstances (e.g., when it is probable that the issuer of the instrument will take advantage of the maturity−shortening device). In these cases, the application of a maturity−shortening device may mandate the use of a maturity date for a security (referred to as an “estimate” in the disclosure noted above) that is different than the security’s stated maturity date. As a result, the fund believes that the disclosure accurately reflects the calculation of its average maturity in accordance with SEC standards.

Fidelity Advisor Series Short-Term Credit Fund, Fidelity Series Investment Grade Bond Fund, and Fidelity Series Short-Term Credit Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

(example from Fidelity Advisor Series Short-Term Credit Fund)

“The Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The Adviser may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

C:

The Staff requests we explain how investment exposure could exceed the value of its portfolio securities and asks us to provide a supplemental example.

R:

A small investment in a derivative instrument may have a significant impact on the fund’s exposure to interest rates or other investments. As a result, a relatively small price movement in an asset, instrument, or component of the index underlying a derivative instrument may cause an immediate and substantial loss or gain, which could translate into heightened volatility for the fund. The fund may engage in such transactions regardless of whether the fund owns the asset, instrument, or components of the index underlying the derivative instrument. Accordingly, if the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of the portfolio securities held in the fund and its investment performance could be primarily dependent upon securities it does not own.

Fidelity Advisor Series Short-Term Credit Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Adviser invests in companies that it believes are undervalued in the marketplace in relation to factors such as the company's assets, sales, earnings, growth potential, or cash flow, or in relation to securities of other companies in the same industry. Companies with these characteristics tend to have lower than average price/book (P/B), price/sales (P/S), or price/earnings (P/E) ratios. The stocks of these companies are often called "value" stocks.

The Adviser allocates the fund's assets across different market sectors, using different Fidelity managers to handle investments within each sector. At present, these sectors include consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, real estate, telecom services, and utilities.”

C:

The Staff noted that paragraphs above appear to be incorrect would be more appropriate for an equity fund.

R:

The noted disclosure has been removed.

Fidelity Series Investment Grade Bond Fund

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay current interest but are sold at a discount from their face values. Debt securities include corporate bonds, government securities (including Treasury securities), repurchase agreements, money market securities, mortgage and other asset-backed securities, loans and loan participations, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities.”

C:

The Staff questions what percentage of the fund’s net assets is invested in mortgage and other asset-backed securities. The Staff also requests we explain whether the fund considers these securities to be liquid and, if so, why.

R:

Information regarding the holdings of the fund is publicly available on the fund’s website, www.fidelity.com.  The fund, like all Fidelity funds, is subject to Board approved liquidity determination procedures and all of its investments are categorized consistent therewith.

Fidelity Series Investment Grade Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities.”

C:

The Staff requests that, in accordance with Rule 35d-1 (a)(2)(i) under the Investment Company Act of 1940, the term “bond” be used instead of “debt securities” because it better aligns with the fund’s name. The Staff also requests that we provide a definition of bonds as debt securities.

R:

We believe that the fund’s name and 80% policy are consistent with Rule 35d-1. As previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term “bond” suggests debt securities of all types (see Stan Griffith’s June 21, 1990 letter to David Wills, then Branch Chief of the SEC’s Division of Investment Management). Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Advisor Series Short-Term Credit Fund, Fidelity Series Investment Grade Bond Fund, Fidelity Series Short-Term Credit Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

(example from Fidelity Advisor Series Short-Term Credit Fund)

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be more sensitive to these changes than higher-quality debt securities.”

C:

The Staff requests a separate risk be added specific to junk bonds.

R:

We believe that the risks associated with investing in lower‐quality debt securities are described in “Issuer‐Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.